Mail Stop 7010

      August 16, 2005

Via U.S. mail and facsimile

Mr. Eugenio Clariond Reyes
Chief Executive Officer, Grupo Imsa, S.A. de C.V.
Ave. Batallon de San Patricio No. 111, Piso 26
Fracc. Valle Oriente, San Pedro, Garza Garcia, N.L. 66269, Mexico

	RE:	Form 20-F for the fiscal year ended December 31, 2004
		Form 6-K filed July 28, 2005
			File No. 1-14544

Dear Mr. Reyes:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Selected Financial Data, page 2

2. Please revise your table to include the U.S. GAAP earnings per share as well as any other items required to be presented in selected financial data under Mexican GAAP if different on a U.S. GAAP basis.
Please see the minutes to the AICPA International Practices Task Force July 15, 2003 meeting, specifically Agenda Item 12.

Contractual Obligations and Commercial Commitments, page 43

3. Please revise your table of contractual cash obligations to include the following:

* Estimated interest payments on your debt;
* Estimated payments under interest rate swap agreements; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
If
you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Critical Accounting Policies and Estimates, page 44

4. It is unclear why you believe that there are no critical accounting policies and estimates that may have a material impact your financial statements. Significant estimates and assumptions are inherent in the preparation of financial statements in accordance with U.S. GAAP and, as you state in Note 3(s), Mexican GAAP. Please revise or advise.

5. Your critical accounting policies and estimates section should focus on those estimates that are critical to your consolidated financial statements. The discussion should include a discussion of the material assumptions you made in arriving at the critical estimate and advise an investor of the financial statement impact should actual results differ from your estimates. Please refer to SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, both of which you can find on our website at www.sec.gov. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

* Types of assumptions underlying the most significant and subjective estimates;
* Sensitivity of those estimates to deviations of actual results from management`s assumptions; and
* Circumstances that have resulted in revised assumptions in the past.

Report of Independent Registered Public Accounting Firm, page F-1

6. Please note that the report you obtain from your independent accountant should indicate the city and state where the report was issued.

Independent Auditors` Report, page F-3

7. We note the reference to auditing standards generally accepted in the United States. Please note that Auditing Standard 1 issued by the PCAOB requires that auditors` reports issued or reissued after May 24, 2004 state compliance with the "Standards of the Public Company Accounting Oversight Board (United States)," rather than U.S.
GAAS.

Note 3 - Significant Accounting Policies, page F-9

e. Inventories and Cost of Sales, page F-10

8. Please disclose the types of expenses that you include in the cost of sales and operating expense line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

* in a footnote the line items in which these costs are included and the amounts included in each line item for each period presented, and

* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales while others like you exclude a portion of them from gross margin, including them in the operating expense line item.

Note 15 - Business Segment Data, page F-19

9. We note on page F-9 that financial statements and related notes have been restated to reflect the effects of inflation. It appears that some of the 2003 consolidated amounts on page F-19 have not been adjusted for inflation as they do not agree to the consolidated financial statements. Please advise or revise.

Note 17 - Differences Between Mexican and United States Accounting Principles, page F-21

10. It is unclear whether you have presented the adjustments in the reconciliation of net income on a gross basis and reflected the tax effect of the adjustments in the deferred tax line item. Please present the reconciling items on a gross basis with the tax effect of reconciling items reflected in a separate line item.

Statement of Operations Data, page F-22

11. Please revise your tabular disclosure related to proportionately consolidated entities to include gross profit as required by Item
17(c)(2)(vii) of Form 20-F and Rule 1-02(bb)(1)(ii) of Regulation
S-
X.

J - Other Differences and Supplemental U.S. GAAP Disclosures, page
F-
28

(5) Statements of Comprehensive Income, page F-29

12. It is unclear whether the entire accumulated balance of other comprehensive income is the result of holding nonmonetary assets. If not, please note that paragraph 26 of SFAS 130 requires that you disclose each of the components of the accumulated balance of other comprehensive income.

Form 6-K filed July 28, 2005

13. Please note that Item 100 of Regulation G requires that your presentation of the non-GAAP measure EBITDA be accompanied by a quantitative reconciliation to the most comparable GAAP measure, which for a liquidity measure would be cash provided by operating activities. Please revise accordingly.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Scott Watkinson, Review Accountant, at
(202)
551-3741.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Eugenio Clariond Reyes
August 16, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE